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DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR the following proposals.

	For	Against	Abstain
1. PROPOSAL to amend the Company's bylaws to reduce the size of the range in the number of directors that comprise the Board of Directors, with the number of seats to be determined by the Board.	☐	☐	☐
2. PROPOSAL to amend the Company's bylaws to declassify the Board of Directors and provide that all directors will be elected by the shareholders annually. (Submitted only if proposal 1 is adopted.)	☐	☐	☐

3. Election of Directors:

	For	Withhold
01 - Kenneth W. McAllister	☐	☐
02 - Howard L. Dunn, Jr.*	☐	☐

* Nominated only if proposal 1 is not adopted.

	For	Against	Abstain
4. PROPOSAL to approve the 2007 Equity Incentive Plan.	☐	☐	☐

5. In their discretion, the proxies are authorized to vote upon any other business that may properly come before the meeting.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Be sure to sign and date this Proxy. (Please sign exactly as name appears on this card. If signing as attorney, administrator, executor, guardian, or trustee, please give such title. If signing on behalf of a corporation, please give name and title of authorized officer signing.)

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

CULP

Proxy — Culp, Inc.

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Robert G. Culp, III, Kenneth M. Ludwig and Franklin N. Saxon, and each of them, attorneys and proxies with full power of substitution, to act and vote as designated below the shares of common stock of Culp, Inc. held of record by the undersigned on July 19, 2007, at the Annual Meeting of Shareholders to be held on September 20, 2007, or any adjournment or adjournments thereof.

This proxy will be voted as directed herein. If no direction is made, this proxy will be voted FOR the nominees listed in proposal 3; and FOR proposals 1, 2 and 4. If, at or before the time of the meeting, any of the nominees listed on the reverse side has become unavailable for any reason, the proxies have the discretion to vote for a substitute nominee or nominees.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.